February 14, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	East Stone Acquisition Corp. (the “Company”)
Registration Statement on Form S-1
File No. 333-235949

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), I-Bankers Securities, Inc., as representative of the underwriters, hereby joins the request of the Company that the effective date of the above-referenced Registration Statement on Form S-1 be declared effective at 5:00 p.m. (Washington, D.C. time) on February 19, 2020, or as soon as practicable thereafter.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act, the undersigned advises that as of the date hereof, 628 copies of the Preliminary Prospectus dated February 6, 2020 have been distributed to prospective underwriters, dealers, institutional investors, retail investors and others.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Sincerely,

I-Bankers Securities, Inc.

By:	/s/ Mike McCrory
Name:	Mike McCrory
Title:	CEO